K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

                            February 7, 2008

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Barbara C. Jacobs, Assistant Director

Re:	BluePhoenix Solutions Ltd. Form F-3, filed January 7, 2008 File No. 333-148504

Dear Ms. Jacobs:

On behalf of our client, BluePhoenix Solutions Ltd. (the “Company”), we provide the following clarification to the letter from the Company to the Securities and Exchange Commission, dated February 5, 2008.  The Company’s disclosure in Item 15 in future Annual Reports on Form 20-F will be revised as follows:

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Please let us know if you have any further questions or comments regarding this matter.

                                                Regards,

                                                /s/ Abraham Safdie
                                                Abraham Safdie

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

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